Exhibit 3.4

AMENDMENT TO BYLAWS

OF VALIDIAN CORPORATION

Pursuant to the provisions of Section 7.1 of the Bylaws of Validian Corporation, a Nevada corporation (the “Company”), the Company adopts the following Amendment to its Bylaws.

The amendment to the Bylaws adds Section 8.1 of the Bylaws to read in its entirety as follows:

APPLICABILITY OF CONTROL SHARE ACT

8.1:  Applicability Of Control Share Act.  The provisions of Nevada Revised Statutes Sections 78.378 to 78.3792, inclusive, shall not apply to any acquisition of a controlling interest in the Company by any of the purchasers named in the Securities Purchase Agreement dated as of March 8, 2004 among the Company and the Purchasers named therein.

* * * * * *

IN WITNESS WHEREOF, the undersigned Secretary of the Company hereby certifies that the above Amendment to Bylaws was adopted by the Board of Directors of the Corporation as of March 8, 2004.

  /s/ Bruce Benn

Bruce Benn, Secretary